Exhibit 3.1

CERTIFICATE OF CONVERSION

FROM A CORPORATION TO A

LIMITED LIABILITY COMPANY

Pursuant to Section 18-214 of the Delaware Limited Liability Company Act:

1.       The name of the corporation immediately prior to filing this certificate is Vanguard Natural Resources, Inc. (hereinafter referred to as the "Corporation").

2.       The Corporation’s Certificate of Incorporation was originally filed with the Office of the Secretary of State of the State of Delaware on May 13, 2009.

3.       The name of the limited liability company as set forth in the Certificate of Formation is Grizzly Energy, LLC.

IN WITNESS WHEREOF, the undersigned affirms as true the foregoing under penalties of perjury, and has executed this certificate this 15th day of July, 2019.

By:	/s/ Jonathan Curth
Name: Jonathan Curth
Title: Authorized Person